SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1


                       PROTEIN POLYMER TECHNOLOGIES, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   743697 10 4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 30, 2001
-----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule  13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.743697 10 4                                           Page 2 of 6 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Johnson & Johnson
                  22-1024240
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a) [  ]
                                              (b) [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
--------------------------------------------------------------------------------
   NUMBER OF               5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                  -0-
   OWNED BY                -----------------------------------------------------
      EACH                 6.   SHARED VOTING POWER
   REPORTING
    PERSON                        7,435,486 shares of Common Stock
     WITH                         (includes shares issuable upon exercise of
                                  warrants and conversion of Convertible
                                  Preferred Stock)
                            ----------------------------------------------------
                            7.   SOLE DISPOSITIVE POWER

                                                -0-
                            ----------------------------------------------------
                            8.   SHARED DISPOSITIVE POWER

                                  7,435,486 shares of Common Stock
                                  (includes shares issuable upon exercise of
                                  warrants and conversion of Convertible
                                  Preferred Stock)
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,435,486 shares of Common Stock
         (includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                [  ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           26.5%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP No.743697 10 4                                           Page 3 of 6 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Johnson & Johnson Development Corporation
                  22-2007137
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a) [  ]
                                             (b) [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
--------------------------------------------------------------------------------
   NUMBER OF               5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                 -0-
   OWNED BY                -----------------------------------------------------
      EACH                 6.   SHARED VOTING POWER
   REPORTING
    PERSON                        7,435,486 shares of Common Stock
     WITH                         (includes shares issuable upon exercise of
                                  warrants and conversion of Convertible
                                  Preferred Stock)
                           -----------------------------------------------------
                           7.   SOLE DISPOSITIVE POWER

                                               -0-
                           -----------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                  7,435,486 shares of Common Stock
                                  (includes shares issuable upon exercise of
                                  warrants and conversion of Convertible
                                  Preferred Stock)
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,435,486 shares of Common Stock
         (includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          26.5%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP No.743697 10 4                                           Page 4 of 6 Pages


                                  Schedule 13G
                                  ------------

ITEM 1(a) -          NAME OF ISSUER:

                     Protein Polymer Technologies Inc

ITEM 1(b) -          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     10655 Sorrento Valley Road
                     San Diego, CA 92121

ITEM 2(a) -          NAME OF PERSON FILING:

     This statement is being filed by Johnson & Johnson, a New Jersey corporation ("J&J"), and Johnson & Johnson Development Corporation, a New Jersey corporation ("JJDC"). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC. J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC.

ITEM 2(b) -          ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                     One Johnson & Johnson Plaza
                     New Brunswick, NJ 08933

ITEM 2(c) -          CITIZENSHIP:

                     J&J: New Jersey
                     JJDC: New Jersey

ITEM 2(d) -          TITLE OF CLASS OF SECURITIES:

                     Common Stock, $.01 par value per share ("Common Stock")

ITEM 2(e) -          CUSIP NUMBER:

                     743697 10 4

ITEM 3 -             STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR
                     13D-2(B) OR (C):

                     Not applicable.

ITEM 4 -             OWNERSHIP:

              (a) Amount Beneficially Owned:

                       J&J: 7,435,486 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
                       JJDC: 7,435,486 shares of Common Stock (includes shares
                             issuable upon exercise of warrants and conversion of Convertible Preferred Stock)

              (b) Percent of Class:

                       J&J: 26.5%
                       JJDC: 26.5%

CUSIP No.743697 10 4                                           Page 5 of 6 Pages


              (c) Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote:  -0-

                 (ii) shared power to vote or to direct the vote:

                       J&J: 7,435,486 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
                       JJDC: 7,435,486 shares of Common Stock (includes shares
                             issuable upon exercise of warrants and conversion of Convertible Preferred Stock)

                 (iii) sole power to dispose or to direct
                       the disposition of: -0-

                 (iv) shared power to dispose or to direct the disposition of:

                       J&J: 7,435,486 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of Convertible Preferred Stock)
                       JJDC: 7,435,486 shares of Common Stock (includes shares
                             issuable upon exercise of warrants and conversion of Convertible Preferred Stock)

ITEM 5 -    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                       Not applicable.

ITEM 6 -    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                       Not applicable.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

                       Not applicable.

ITEM 8 -    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                       Not applicable.

ITEM 9 -    NOTICE OF DISSOLUTION OF GROUP:

                       Not applicable.

ITEM 10 -   CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.743697 10 4                                           Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      JOHNSON & JOHNSON


                                      By   /s/ MICHAEL H. ULLMANN
                                        ------------------------------------
                                      Name: Michael H. Ullmann
                                            Title: Secretary
Dated: February 13, 2002

                                      JOHNSON & JOHNSON DEVELOPMENT CORPORATION


                                      By   /s/ ERIC B. JUNG
                                        ------------------------------------
                                      Name: Eric B. Jung
                                      Title: Secretary

Dated: February 13, 2002